James M. Prince jprince@velaw.com

Tel 713.758.3710 Fax 713.615.5962

August 20, 2007

By EDGAR

Ms. April Sifford

Branch Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

Washington, D.C. 20549

Re:	Gastar Exploration Ltd

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 27, 2007 (File No. 1-32714)

Dear Ms. Sifford:

On behalf of our client, Gastar Exploration Ltd. (the “Company”), we acknowledge receipt of your comment letter dated August 7, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and its quarterly report for the fiscal quarter ended March 31, 2007.

We are working with the Company to prepare responses of the Company to the Comment Letter and furnish the requested supplemental information to the Staff. Per my traded telephone calls with Bob Carroll of the Staff, in light of the intervening deadline for filing the Company’s most recent Form 10-Q and the vacation schedules of the financial reporting team at the Company, the Company will be delayed in furnishing its response to the Staff. As discussed with Mr. Carroll, the Company expects it will file all responses and furnish all information by September 5, 2007 (20 business days of the date of the Comment Letter).

Very truly yours,

/s/ Jim Prince

James M. Prince

cc:	J. Russell Porter (Gastar)

Michael Gerlich (Gastar)

Theodore Moore (Firm)

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